                                            Exhibit 99.1
Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Reports First Quarter Fiscal 2025
Financial Results

Continues to drive revenue growth and strong margin expansion
Raises guidance for fiscal 2025

Herzliya, Israel, June 18, 2024 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in investigative analytics software, today announced results for the three months ended April 30, 2024 (“Q1 FYE25” ).

Q1 FYE25 Financial Highlights

	Three Months Ended April 30, 2024		Three Months Ended April 30, 2023
(in thousands, except per share data)	GAAP	Non-GAAP	GAAP	Non-GAAP
Revenue	$82,714	$82,714	$73,266	$73,378
Gross Margin	70.6%	71.1%	67.9%	68.4%
Basic and diluted EPS*	$(0.07)	$(0.04)	$(0.13)	$(0.11)

*Our non-GAAP income taxes for prior period were adjusted as detailed further under footnote 3.

“We had a solid start to the year as we continued to deliver revenue growth and margin expansion,” said Elad Sharon, Cognyte’s chief executive officer. “Our results demonstrate the leverage we have built into our business model. Our customers are facing significant, growing, and evolving challenges and look to us for solutions to effectively perform their missions and make the world safer. Given our momentum and good visibility, we increased our outlook for FYE25. We continue to be excited about the opportunities in front of us and believe we are positioned for sustainable growth and continuing improvement in profitability.”

“Our Q1 financial results were strong, and we ended the quarter with $107 million of cash and no debt,” said David Abadi, Cognyte’s chief financial officer. “We now expect FYE25 full-year revenue to be $344 million, plus or minus 2%, representing approximately 10% year-over-year growth at the midpoint of the range. With the leverage we have in our business model, we now expect Adjusted EBITDA to be about $22 million, and to generate about $37 million of cash from operations.”

                                            Exhibit 99.1
FYE25 Outlook

Our non-GAAP outlook for the year ending January 31, 2025 (“FYE25” and “Fiscal 2025”) is as follows:

•Revenue: $344 million at the midpoint with a range of +/-2%, representing approximately 10% growth from previous year revenue.
•Adjusted EBITDA: Approximately $22 million at the midpoint of our revenue outlook.
•Diluted EPS: Loss of $0.07 at the midpoint of our revenue outlook.

Our non-GAAP outlook for FYE25 excludes the following GAAP measures which we are able to quantify with reasonable certainty, as described further below under "Supplemental Information About non-GAAP Financial Measures and Operating Metrics”:

•Amortization of intangible assets of approximately $0.3 million.

Our non-GAAP outlook for FYE25 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Stock-based compensation is expected to be between approximately $16.0 and $18.0 million, assuming market prices for our ordinary shares are generally consistent with current levels.

For additional information about our expectations for FYE25, please refer to the Q1 FYE25 conference call we will conduct on June 18, 2024.
Our non-GAAP outlook does not include the potential impact of any business acquisitions that may close after the date hereof, and, unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates.

We are unable, without unreasonable effort, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three months ended April 30, 2024, and 2023, respectively, for the GAAP measures excluded from our non-GAAP outlook appear in Table 4 of this press release.

Conference Call Information
We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three months ended April 30, 2024. A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register at: https://register.vevent.com/register/BIf9106636f25c4915aac4ff9766128756 to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call). An archived webcast of the conference call will also be available in the “Investors” section of the company’s website.

About Non-GAAP Financial Measures
This press release and the accompanying tables include non-GAAP financial measures. For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of non-

                                            Exhibit 99.1
GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures" at the end of this press release.

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

Caution About Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee future performance and are based on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions; risks related to government contract dependency, including procurement risks, risks associated with operational challenges amid the Hamas and other terrorist organizations’ attack on Israel on October 7, 2023 and Israel’s war against them; risks related to geopolitical changes and investor visibility constraints; risks related to the impact of inflation and related volatility on our financial performance; risks relating to adverse changes to the regulatory constraints to which we are subject; risks related to the impact of disruptions to the global supply chain; risks resulting from health epidemics or pandemics or actions taken in response to such pandemics; risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with political and reputational factors related to our business or operations; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks relating to proprietary rights infringement claims; risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products; risks related to the strengths of our intellectual property rights protection; risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on third-party suppliers for certain components, products or services; risks due to the aggressive competition in all of our markets; challenges associated with our long sales cycles and with the sophisticated nature of our solutions; risks associated with our ability or costs to retain, recruit and train qualified personnel; risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives; risks associated with acquisitions, strategic investments, partnerships or alliances; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with our failure to comply with laws; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs; risks associated with our limited operating history as an independent public company; risks related to the tax treatment of our spin-off from Verint; and risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer. ; and other risks set forth and in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on April 9, 2024, and in our subsequent filings with the SEC. In addition, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for our management to predict all risks and uncertainties, nor can we assess the

                                            Exhibit 99.1
impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

                                            Exhibit 99.1
Table 1
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended April 30,
(in thousands except per share data)	2024	2023
Revenue:
Software	$31,445	$25,372
Software service	44,355	41,093
Professional service and other	6,914	6,801
Total revenue	82,714	73,266
Cost of revenue:
Software	5,850	3,337
Software service	10,635	11,072
Professional service and other	7,847	9,088
Total cost of revenue	24,332	23,497
Gross profit	58,382	49,769
Operating expenses:
Research and development, net	26,825	27,747
Selling, general and administrative	33,766	28,800
Amortization of other acquired intangible assets	73	90
Total operating expenses	60,664	56,637
Operating loss	(2,282)	(6,868)
Other income, net:
Interest income	568	369
Interest expense	(10)	(3)
Other income, net:	198	944
Total other income, net	756	1,310
Loss before provision for income taxes	(1,526)	(5,558)
Provision for income taxes	2,075	1,869
Net loss	(3,601)	(7,427)
Net income attributable to noncontrolling interest	1,516	1,326
Net loss attributable to Cognyte Software Ltd.	$(5,117)	$(8,753)

Net loss per share attributable to Cognyte Software Ltd.
Basic and diluted	$(0.07)	$(0.13)

Weighted-average shares outstanding:
Basic and diluted	71,029	68,901

                                            Exhibit 99.1
Table 2
COGNYTE SOFTWARE LTD.
Condensed Consolidated Balance Sheets

	April 30,	January 31,
	2024	2024
(in thousands)	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$98,803	$74,477
Restricted cash and cash equivalents and restricted bank time deposits	8,333	8,666
Accounts receivable, net of allowance for credit losses of $3 million and $2.7 million, respectively	90,057	113,260
Contract assets, net of allowance for credit losses of $1.4 million	9,248	8,859
Inventories	22,385	24,584
Prepaid expenses and other current assets	33,532	35,135
Total current assets	262,358	264,981
Property and equipment, net	24,643	24,384
Operating lease right-of-use assets	32,509	33,833
Goodwill	126,450	126,563
Intangible assets, net	186	258
Deferred income taxes	2,784	2,928
Other assets	18,805	19,135
Total assets	$467,735	$472,082

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$18,173	$20,863
Accrued expenses and other current liabilities	83,283	75,826
Contract liabilities	96,312	93,778
Total current liabilities	197,768	190,467
Long-term contract liabilities	21,868	29,362
Deferred income taxes	1,977	1,964
Operating lease liabilities	27,016	27,950
Other liabilities	6,582	7,606
Total liabilities	255,211	257,349
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued 71,279,157 and 70,996,535 at April 30, 2024 and January 31, 2024, respectively; Outstanding 71,265,540 and 70,996,535 shares at April 30, 2024 and January 31, 2024, respectively	—	—
Additional paid-in capital	358,988	355,097
Accumulated deficit	(149,708)	(144,592)
Accumulated other comprehensive loss	(14,829)	(12,630)
Total Cognyte Software Ltd. stockholders' equity	194,451	197,875
Noncontrolling interest	18,073	16,858
Total stockholders’ equity	212,524	214,733
Total liabilities and stockholders’ equity	$467,735	$472,082

                                            Exhibit 99.1
Table 3
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended April 30,
(in thousands)	2024	2023
Cash flows from operating activities:
Net loss	$(3,601)	$(7,427)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,275	3,343
Allowance for credit losses	625	(33)
Stock-based compensation, excluding cash-settled awards	3,891	1,915
Provision from deferred income taxes	95	44
Non-cash gains on derivative financial instruments, net	(200)	(308)
Other non-cash items, net	55	37
Changes in operating assets and liabilities:
Accounts receivable	25,917	16,081
Contract assets	(4,217)	(476)
Inventories	1,433	(1,293)
Prepaid expenses and other assets	(4,585)	3,940
Accounts payable and accrued expenses	4,600	(3,573)
Contract liabilities	(4,753)	6,172
Other liabilities	(867)	640
Other, net	(214)	(135)
Net cash provided by operating activities	21,454	18,928

Cash flows from investing activities:
Purchases of property and equipment	(1,299)	(1,638)
Purchases of short-term investments	—	(23,935)
Maturities and sales of short-term investments	—	17,186
Settlements of derivative financial instruments not designated as hedges	107	(245)
Cash paid for capitalized software development costs	(586)	(518)
Proceeds from Business divestiture, net of cost	4,943	—
Change in restricted bank time deposits, including long-term portion	259	(1)
Net cash provided by (used in) investing activities	3,424	(9,150)

Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(662)	(61)
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	24,215	9,717
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	80,396	39,044
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$104,611	$48,761

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$98,803	$44,499
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	5,768	4,162
Restricted cash and cash equivalents included in other assets	40	100
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$104,611	$48,761

                                            Exhibit 99.1
Table 4
COGNYTE SOFTWARE LTD.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

	Three Months Ended April 30,
(in thousands, except per share data)	2024	2023
Revenue
Total GAAP revenue	$82,714	$73,266
Revenue adjustments	—	112
Total non-GAAP revenue	$82,714	$73,378

Gross profit and gross margin
GAAP gross profit	58,382	49,769
GAAP gross margin	70.6%	67.9%
Revenue adjustments	—	112
Stock-based compensation expenses	413	313
Non-GAAP gross profit	$58,795	$50,194
Non-GAAP gross margin	71.1%	68.4%

Research and development, net
GAAP research and development, net	26,825	27,747
As a percentage of GAAP revenue	32.4%	37.9%
Stock-based compensation expenses	(440)	(472)
Restructuring expenses, net	(44)	(79)
Non-GAAP research and development, net	$26,341	$27,196
As a percentage of non-GAAP revenue	31.8%	37.1%

Selling, general and administrative expenses
GAAP selling, general and administrative expenses	33,766	28,800
As a percentage of GAAP revenue	40.8%	39.3%
Stock-based compensation expenses	(3,037)	(1,130)
Separation (expenses) income	(5)	1,024
Other adjustments	(97)	(172)
Non-GAAP selling, general and administrative expenses	$30,627	$28,522
As a percentage of non-GAAP revenue	37.0%	38.9%

Operating income (loss), operating margin and adjusted EBITDA
GAAP Operating loss	(2,282)	(6,868)
GAAP operating margin	(2.8)%	(9.4)%
Revenue adjustments	—	112
Stock-based compensation expenses	3,890	1,915
Separation expenses (income), net	5	(1,024)
Other adjustments	214	341
Non-GAAP operating income (loss)	$1,827	$(5,524)
Depreciation and amortization	3,194	3,248
Adjusted EBITDA	$5,021	$(2,276)
Non-GAAP operating margin	2.2%	(7.5)%
Adjusted EBITDA margin	6.1%	(3.1)%

                                            Exhibit 99.1

	Three Months Ended April 30,
(in thousands, except per share data)	2024	2023
Other income reconciliation:
GAAP other income, net	756	1,310
Business divestiture	12	160
Non-GAAP other income , net	$768	$1,470

Tax provision reconciliation
GAAP provision	2,075	1,869
Effective income tax rate	(136.0)%	(33.6)%
Non-GAAP tax adjustments (footnote 3)	1,498	325
Non-GAAP provision (footnote 3)	$3,573	$2,194
Non-GAAP effective income tax rate (footnote 3)	137.7%	(54.1)%

Net loss attributable to Cognyte Software Ltd. reconciliation
GAAP Net loss attributable to Cognyte Software Ltd.	$(5,117)	$(8,753)
Revenue adjustments	—	112
Stock-based compensation expenses	3,890	1,915
Separation expenses (income), net	5	(1,024)
Non-GAAP tax adjustments (footnote 3)	(1,498)	(325)
Other Non-GAAP adjustments	226	501
Total adjustments (footnote 3)	2,623	1,179
Non-GAAP net loss attributable to Cognyte Software Ltd. (footnote 3)	(2,494)	(7,574)

Table comparing GAAP diluted net loss per share attributable to Cognyte Software Ltd. and Non-GAAP diluted net loss per share attributable to Cognyte Software Ltd.
GAAP diluted net loss per share attributable to Cognyte Software Ltd.	$(0.07)	$(0.13)
Non-GAAP diluted net loss per share attributable to Cognyte Software Ltd. (footnote 3)	$(0.04)	$(0.11)
GAAP weighted-average shares used in computing diluted net loss	71,029	68,901
Non-GAAP diluted weighted-average shares used in computing net loss per share attributable to Cognyte Software Ltd.	71,029	68,901

Table of reconciliation from GAAP Net loss attributable to Cognyte Software Ltd. to adjusted EBITDA
GAAP Net loss attributable to Cognyte Software Ltd.	$(5,117)	$(8,753)
As a percentage of GAAP revenue	(6.2)%	(11.9)%
Net income attributable to noncontrolling interest	1,516	1,326
GAAP provision	2,075	1,869
GAAP other income, net	(756)	(1,310)
Depreciation and amortization	3,194	3,248
Stock-based compensation expenses	3,890	1,915
Separation expenses (income), net	5	(1,024)
Other adjustments	214	453
Adjusted EBITDA	$5,021	$(2,276)
As a percentage of non-GAAP revenue	6.1%	(3.1)%

                                            Exhibit 99.1

Table 5
COGNYTE SOFTWARE LTD.
Calculation of Change in Revenue on a Constant Currency Basis
(Unaudited)

	Three Months Ended
(in thousands)	GAAP Revenue	Non-GAAP Revenue
Revenue for the three months ended April 30, 2023	$73,266	$73,378
Revenue for the three months ended April 30, 2024	$82,714	$82,714
Revenue for the three months ended April 30, 2024 at constant currency (2)	$82,945	$82,945
Reported period-over-period revenue change	12.9%	12.7%
% impact from change in foreign currency exchange rates	0.3%	0.3%
Constant currency period-over-period revenue change	13.2%	13.0%

For more information see "Supplemental Information About Constant Currency" at the end of this press release.

                                            Exhibit 99.1

Footnotes

(1) (The actual cash tax paid, net of refunds, was $2.4 million and $1.0 million for the three months ended April 30, 2024 and 2023, respectively.

(2) Revenue for the three months ended April 30, 2024, at constant currency is calculated by translating current-period GAAP or non-GAAP foreign currency revenue (as applicable) into U.S. dollars using average foreign currency exchange rates for the three months ended April 30, 2023, rather than actual current-period foreign currency exchange rates.

(3) The non-GAAP income tax adjustments for the quarter reflects a change in calculating our non-GAAP income taxes from a cash basis (income taxes we expect to pay in the current year) to an accrual basis, as detailed further under "supplemental information about Non-GAAP financial measures" - "non-GAAP income tax adjustments". Prior period comparative numbers were adjusted accordingly. The non-GAAP income tax provision, non-GAAP net loss attributable to Cognyte Software Ltd. and non-GAAP diluted net loss per share attributable to Cognyte Software Ltd. under the previous method of calculation, which was presented in last year’s press release filing on June 15, 2023, were $10.6 million, $15.9 million and $(0.23) for the three months ended April 30, 2023, respectively.

                                            Exhibit 99.1
Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures

The press release includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP revenue, non-GAAP gross profit and gross margins, non-GAAP research and development expenses, net, non-GAAP selling, general and administrative expenses, non-GAAP operating (loss) income and operating margins, non-GAAP other income (expense), net, non-GAAP provision for income taxes and non-GAAP effective income tax rate, non-GAAP net (loss) income attributable to Cognyte, adjusted EBITDA and adjusted EBITDA margin, non-GAAP diluted net (loss) income per share attributable to Cognyte and non-GAAP diluted weighted-average shares used in computing such measure. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Revenue adjustments. We exclude from our non-GAAP revenue the impact of fair value adjustments required under GAAP relating to software and software service revenue and professional service and other revenue acquired in a business acquisition, which would have otherwise been recognized on a stand-alone basis. We believe that it is useful for investors to understand the total amount of revenue that we and the acquired company would have recognized on a stand-alone basis under GAAP, absent the accounting adjustment associated with the business acquisition. We believe that our non-GAAP revenue measure helps management and investors understand our revenue trends and serves as a useful measure of ongoing business performance.

Amortization of acquired technology and other acquired intangible assets. When we acquire an entity, we are required under GAAP to record the fair values of the intangible assets of the acquired entity and amortize those assets over their useful lives. We exclude the amortization of acquired intangible assets, including acquired technology, from our non-GAAP financial measures because they are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions. We also exclude these amounts to provide easier comparability of pre and post-acquisition operating results.

                                            Exhibit 99.1

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Acquisition expenses (benefit), net. In connection with acquisition activity (including with respect to acquisitions that are not consummated), we incur expenses, including legal, accounting, and other professional fees, integration costs, changes in the fair value of contingent consideration obligations, and other costs. Integration costs may consist of information technology expenses as systems are integrated across the combined entity, consulting expenses, marketing expenses, and professional fees, as well as non-cash charges to write-off or impair the value of redundant assets. We exclude these expenses from our non-GAAP financial measures because they are unpredictable, can vary based on the size and complexity of each transaction, and are unrelated to our continuing operations or to the continuing operations of the acquired businesses.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Separation expenses. On December 4, 2019, Verint announced its intention to separate into two independent publicly traded companies: Cognyte Software Ltd., which consists of Verint’s Cyber Intelligence Solutions business, and Verint Systems Inc., which consists of its Customer Engagement Business. We incurred significant expenses to separate the aforesaid businesses, including third-party advisory, accounting, legal, consulting, and other similar services related to the separation as well as costs associated with accelerated depreciation and amortization of assets which became obsolete following the separation from Verint, including those related to human resources, brand management, real estate, and information technology to the extent not capitalized. These costs are incremental to our normal operating expenses and incurred solely as a result of the separation transaction. Accordingly, we are excluding these separation expenses from our non-GAAP financial measures in order to evaluate our performance on a comparable basis.

Business Divestiture gains/losses. In certain cases, we may divest a portion of our business, which may result in a gain or loss on divestiture. These gains or losses may result from the sale of a business unit or the termination of a product line or service. We exclude these gains or losses from our non-GAAP financial measures in order to provide a more meaningful comparisons of our ongoing business performance between periods and to other companies in our industry. On December 1, 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.

Provision for legal claim. We exclude from our non-GAAP financial measures accrual recorded for the settlement of certain legal claims related to our business acquisitions.

Other adjustments. We exclude from our non-GAAP financial measures rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

                                            Exhibit 99.1

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes. Cognyte uses a full-year non-GAAP tax rate to compute the non-GAAP tax provision. This full-year non-GAAP tax rate is based on Cognyte’s annual GAAP income, adjusted to exclude non-GAAP items, as well as the effects of significant non-recurring and period-specific tax items which vary in size and frequency. This annual non-GAAP tax rate is based on an evaluation of our historical and projected profit before tax, taking into account the impact of non-GAAP adjustments, tax law changes, as well as other factors such as our current tax structure, existing tax positions and expected recurring tax incentives. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. We evaluate our non-GAAP effective income tax rate on an ongoing basis, and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies. Adjusted EBITDA is also used by credit rating agencies, lenders, and other parties to evaluate our creditworthiness.

Supplemental Information About Constant Currency

Because we operate on a global basis and transact business in many currencies, fluctuations in foreign currency exchange rates can affect our consolidated U.S. dollar operating results. To facilitate the assessment of our performance excluding the effect of foreign currency exchange rate fluctuations, we calculate our GAAP and non-GAAP revenue, cost of revenue, and operating expenses on both an as-reported basis and a constant currency basis, allowing for comparison of results between periods as if foreign currency exchange rates had remained constant. We perform our constant currency calculations by translating current-period foreign currency results into U.S. dollars using prior-period average foreign currency exchange rates or hedge rates, as applicable, rather than current period exchange rates. We believe that constant currency measures, which exclude the impact of changes in foreign currency exchange rates, facilitate the assessment of underlying business trends.

Unless otherwise indicated, our financial outlook for each of revenue, operating margin, and diluted earnings per share, which is provided on a non-GAAP basis, reflects foreign currency exchange rates approximately consistent with rates in effect when the outlook is provided.

We also incur foreign exchange gains and losses resulting from the revaluation and settlement of monetary assets and liabilities that are denominated in currencies other than the entity’s functional currency. Our financial outlook for diluted earnings per share includes net foreign exchange gains or losses incurred to date, if any, but does not include potential future gains or losses.